Exhibit 21.1

SUBSIDIARIES OF

NAVIENT CORPORATION

Jurisdiction of
Name	Incorporation

HICA Holding, Inc.	South Dakota
Navient Solutions, LLC	Delaware
Navient Credit Finance Corporation	Delaware
Navient Credit Funding, LLC	Delaware
Navient Funding, LLC	Delaware
Navient Investments, LLC	Delaware
Southwest Student Services Corporation	Delaware

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Navient Corporation are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.